Exhibit 4.29

*	CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. REDACTED PORTIONS OF THIS EXHIBIT ARE MARKED BY AN *.

NATIONAL INSTITUTES OF HEALTH

CENTERS FOR DISEASE CONTROL

PATENT LICENSE AGREEMENT—EXCLUSIVE

COVER PAGE

For Office of Technology Transfer/NIH internal use only:

Patent License Number. L-006-96

Serial Numbers of Licensed Patents: U.S. Patent 5,208.021 (USSN 07/301,376); U.S. Patent 5,352,447 (USSN 07/925,417); and USSN 08/258,712. Canadian Serial No. 589,789 and Canadian Serial No. 608,247.

Licensee: Nycomed Pharma AS.

CRADA Number (if applicable): 90-001-NS

Additional Remarks:

This Patent License Agreement, hereinafter referred to as the “Agreement” consists of this Cover Page, an attached Agreement, a Signature Page, Appendix A (Patent or Patent Application), Appendix B (Fields of Use and Territory), Appendix C (Royalties), Appendix D (Modifications), and Appendix E (Benchmarks). This Cover Page serves to Identify the Parties to this Agreement:

1)	The National Institutes of Health (“NIH”) or the Centers for Disease Control (“CDC”), hereinafter singly or collectively referred to as “PHS,” agencies of the United States Public Health Service within the Department of Health and Human Services (“DHHS”); and

2)	The person, corporation, or institution identified above and/or on the Signature Page, having offices at the address indicated on the Signature Page, hereinafter referred to as “Licensee.”

PHS PATENT LICENSE AGREEMENT—EXCLUSIVE

PHS and Licensee agree as follows:

1.	BACKGROUND

1.01	In the course of conducting biomedical and behavioral research, PHS investigators made inventions that may have commercial applicability.

1.02	By assignment of rights from PHS employees and other Inventors, DHHS, on behalf of the United States Government, owns intellectual property rights claimed in any United States and foreign patent applications or patents corresponding to the assigned inventions. DHHS also owns any tangible embodiments of these inventions actually reduced to practice by PHS.

1.03	The Assistant Secretary for Health of DHHS has delegated to PHS the authority to enter into this Agreement for the licensing of rights to these inventions under 35 U.S.C. §§200-212, the Federal Technology Transfer Act of 1986, 15 U.S.C. §3710a, and/or the regulations governing the licensing of Government-owned Inventions, 37 CFR Part 404.

1.04	PHS desires to transfer these inventions to the private sector through commercialization licenses to facilitate the commercial development of products and processes for public use and benefit.

1.05	Licensee desires to acquire commercialization rights to certain of these inventions in order to develop processes, methods, or marketable products for public use and benefit.

1.06	Whereas National Technical Information Services (NTIS) and Hafslund Nycomed AS, the parent company of Licensee entered into a license agreement dated March 11, 1991 granting Halfund Nycomed AS partially exclusive and partially nonexclusive rights to US Patent Applications SN 07/401,412 and 07/105,172; and

1.07	Whereas the license agreement between NTIS and Hafslund Nycomed AS was transferred from NTIS to NIH in 1994, and Hafslund Nycomed AS would like to transfer the agreement to its wholly owned subsidiary; and

1.08	Whereas PHS and Licensee would like to enter into a new License Agreement (hereinafter referred to as “License Agreement”) which will fully replace and supersede the 1991 license agreement between NTIS and Hafslund Nycomed AS.

2.	DEFINITIONS

2.01	“Licensed Patent Rights” shall mean:

a)	U.S. patent applications and patents listed in Appendix A, all divisions and continuations of these applications, all patents issuing from such applications, divisions, and continuations, and any reissues, reexaminations, and extensions of all such patents;

b)	to the extent that the following contain one or more claims directed to the invention or inventions claimed in a) above: i) continuations-in-part of a) above; ii) all divisions and continuations of these continuations-in-part; iii) all patents issuing from such continuations-in-part, divisions, and continuations; and iv) any reissues, reexaminations, and extensions of all such patents:

c)	to the extent that the following contain one or more claims directed to the invention or inventions claimed in a) above: oil counterpart foreign applications and patents to a) and b) above, including those listed in Appendix A.

Licensed Potent Rights shad not include b) or c) above to the extent that they contain one or more claims directed to new matter which is not the subject matter of a claim in a) above.

2.02	“Licensed Product(s)” means tangible materials which, in the course of manufacture, use, or sale would, in the absence of this Agreement, infringe one or more claims of the Licensed Patent Rights that have not been held invalid or unenforceable by an unappealedd or unappealable judgment of a court of competent jurisdiction.

2.03	“Licensed Process(es)” means processes which, in the course of being practiced would, in the absence of this Agreement, infringe one or more claims of the Licensed Patent Rights that hove not been held invalid or unenforceable by an unappealed or unappealable judgment of a court of competent jurisdiction.

2.04	“Licensed Territory” means the geographical area identified in Appendix B.

2.05	“Net Sales” means the total gross receipts for sales of Licensed Products or practice of Licensed Processes by or on behalf of Licensee or its sublicensees, and from leasing, renting, or otherwise making Licensed Products available to others without sale or other dispositions, whether invoiced or not, less returns and allowances actually granted, packing costs, insurance costs, freight out, taxes or excise duties imposed on the transaction (if separately invoiced), and wholesaler and cash discounts in amounts customary in the trade. No deductions shall be made for commissions paid to individuals, whether they be with independent sales agencies or regularly employed by Licensee, or sublicensees, and on its payroll, or for the cost of collections.

2.06	“First Commercial Sale” means the initial transfer by or on behalf of Licensee or its sublicensees of Licensed Products or the initial practice of a Licensed Process by or on behalf of Licensee or its sublicensees in exchange for cash or some equivalent to which value can be assigned for the purpose of determining Net Sales.

2.07	“Government” means the government of the United States of America.

2.08	“Licensed Fields of Use” means the fields of use identified in Appendix B.

2.09	“Affiliate” means any corporation or other business entity controlled by or under common control with Licensee. For this purpose. ‘control’ means direct or indirect beneficial ownership of at least fifty percent (50%) of the voting stock, or at least fifty percent (50%) interest in income, of such corporation or other business entity, or in either case, if less, the maximum amount allowed by local law.

3.	GRANT OF RIGHTS

3.01	PHS hereby grants and Licensee accepts, subject to the terms and conditions of this Agreement, an exclusive license to Licensee under the Licensed Patent Rights in the Licensed Territory to make and have made, to use and have used, and to sell and have sold any Licensed Products in the Licensed Fields of Use and to practice and have practiced any Licensed Processes in the Licensed Fields of Use.

3.02	This Agreement confers no license or rights by implication, estoppel, or otherwise under any potent applications or patents of PHS other than Licensed Patent Rights regardless of whether such patents ore dominant or subordinate to Licensed Patent Rights.

4.	SUBLICENSING

4.01	Upon written approval by PHS, which approval will not be unreasonably withheld, nor will a decision on approval be unduly delayed, Licensee may enter into sublicensing agreements under the Licensed Patent Rights.

4.02	Licensee agrees that any sublicenses granted by it shall provide that the obligations to PHS of Paragraphs 5.01-5.05, 8.01, 10.01, 10.02, 12.05, and 13.08-13.11 of this Agreement shall be binding upon the sublicensee as if it were a party to this Agreement. Licensee further agrees to attach copies of these Paragraphs to oil sublicense agreements.

4.03	Any sublicenses granted by Licensee shall provide for the termination of the sublicense, or the conversion to a license directly between such sublicensees and PHS, at the option of the sublicense, upon termination of this Agreement under Article 13. Such conversion is subject to PHS approval and contingent upon acceptance by the sublicensee of the remaining provisions of this Agreement.

4.04	Licensee agrees to forward to PHS a copy of each fully executed sublicense agreement postmarked within sixty (60) days of the execution of such agreement.

5.	STATUTORY AND PHS REQUIREMENTS AND RESERVED GOVERNMENT RIGHTS

5.01	PHS reserves on behalf of the Government an irrevocable, nonexclusive, nontransferable, royalty-free license for the practice of all inventions licensed under the Licensed Patent Rights throughout the world by or on behalf of the Government and on behalf of any foreign government or international organization pursuant to any existing or future treaty or agreement to which the Government is a signatory.

5.02	Licensee agrees that products used or sold in the United States embodying Licensed Products or produced through use of Licensed Processes shall be manufactured substantially in the United States, unless a written waiver is obtained in advance from PHS.

5.03	Licensee acknowledges that PHS may enter into future Cooperative Research and Development Agreements (CRADAs) under the Federal Technology Transfer Act of 1986 that relate to the subject matter of this Agreement. Licensee agrees not to unreasonably deny requests for sublicense or cross license rights from such future collaborators with PHS when acquiring such derivative rights is necessary in order to make a CRADA project feasible. Licensee may request on opportunity to join as a party to the proposed CRADA, initiation of such CRADA shall not be competing with Licensee’s Field of Use.

5.04	In addition to the reserved license of Paragraph 5.01 above, PHS reserves the right to grant nonexclusive licenses to make and to use the inventions defined by the Licensed Patent Rights for purposes of research involving the inventions themselves, and not for purposes of commercial manufacture or in lieu of purchase if the inventions are available as commercial products for research purposes. The purpose of this research license is to encourage basic research, whether conducted at an academic or corporate facility. In order to safeguard the Licensed Patent Rights, however, PHS shall consult with Licensee before granting to commercial entities a research license or providing to them research samples of the materials claimed in the Licensed Patent Rights.

6.	ROYALTIES AND REIMBURSEMENT

6.01	Licensee agrees to pay to PHS a noncreditable, nonrefundable license issue royalty as set forth in Appendix C within thirty (30) days from the date that this Agreement becomes effective.

6.02

Licensee agrees to pay to PHS a nonrefundable minimum annual royalty as set forth in Appendix C. The minimum annual royalty is due and payable on January 1 of each calendar year and may be credited against any earned royalties due for sales made in that year. The minimum annual royalty due for the first calendar year of this Agreement may be prorated according to the fraction of the calendar year remaining between the effective date of this Agreement and the next subsequent January 1.

6.03	Licensee agrees to pay PHS earned royalties as set forth in Appendix C. If Licensee during the term of this Agreement determines that it needs to take a license under the patent rights of a third party or PHS in order to practice the licensed rights under this Agreement and that PHS agrees that such a license is necessary for the development, use, manufacture or sale of Licensed Products by Licensee, and the combined royalties due for all such agreements (including this Agreement) exceeds *, the combined royalties due PHS shall be reduced by an amount equal to one-half of the amount actually paid under such other agreements, but in no event shall the earned royalty be less than *.

6.04	Licensee agrees to pay PHS benchmark royalties as set forth in Appendix C.

6.05	A claim of a patent or patent application licensed under this Agreement shall cease to fall within the Licensed Patent Rights for the purpose of computing the minimum annual royalty and earned royalty payments in any given country on the earliest of the dates that a) the claim has been abandoned but not continued, b) the patent expires, c) the patent is no longer maintained by the Government, or d) all claims of the Licensed Patent Rights have been held to be invalid or unenforceable by an unappealed or unappealable decision of a court of competent jurisdiction or administrative agency.

6.06	No multiple royalties shall be payable because any Licensed Products or Licensed Processes are covered by more than one of the Licensed Patent Rights.

6.07	On sales of Licensed Products by Licensee to sublicensees or affiliated parties or on sales made in other than an arm’s-length transaction, the value of the Net Sales attributed under this Article 6 to such a transaction shall be that which would have been received in an arm’s-length transaction, based on sales of like quantity and quality products on or about the time of such transaction.

6.08

As an additional royalty, Licensee agrees to pay PMS-annually, within sixty (60) days of PHS’s submission of a statement and request for payment, a royalty amount equivalent to at reasonable expenses incurred by PHS after the date of this License Agreement in the preparation, filing, prosecution, and maintenance of Licensed Patent Rights. Fifty percent (50%) of the cumulative amount of such payments may be credited against royalties due under Paragraph 6.02 until the date of first sale of Licensed Products whereupon fifty percent (50%) of the cumulative amount of such payments may be credited against royalties due under Paragraph 6.03; however, upon first sale the net royalty payment in any calendar year may not be lower than the minimum annual royalty specified in Appendix B. Licensee may elect to surrender its rights in any country of the Licensed Territory under any Licensed Patent Rights upon sixty (60) days’ written notice to PHS and owe no payment obligation under this paragraph for subsequent patent-related expenses incurred in that country.

7.	DOMESTIC AND FOREIGN PATENT FILING, PROSECUTION, AND MAINTENANCE

7.01	PHS agrees to take responsibility for, but to consult with the Licensee in, the preparation, filing, prosecution, and maintenance of any and all patent applications or patents included in the Licensed Patent Rights and shall furnish copies of relevant patent-related documents to Licensee.

7.02	Each party shall promptly inform the other as to oil matters that come to its attention that may affect the preparation, filing, prosecution, or maintenance of the Licensed Patent Rights and permit each other to provide comments and suggestions with respect to the preparation, filing, and prosecution of Licensed Patent Rights, which comments and suggestions shad be considered by the other party.

7.03	Upon thirty (30) days written notice to PHS, Licensee may, at its own expense, name counsel to prepare and prosecute applications on the Licensed Patent Rights, provided that if Licensee does so, PHS shall retain its principle Power of Attorney on the Declaration and Power of Attorney filed pursuant to 37 C.F.R. §1.51 (c) (2), §1.63, §1.68 or a Principal Power of Attorney filed pursuant to 37 C.F.R. §1.33 and §1.34 including the right to inspect and copy. PHS shall give to Licensee’s counsel an associate Power of Attorney so that Licensee can prepare and prosecute applications on the Licensed Patent Rights. Additionally, the PHS shall monitor the Licensee’s ongoing prosecution of applications of the Licensed Patents Rights which shall include but not be limited to review of all Licensee’s responses to the Patent & Trademark Offices’ (PTO) office actions before they are submitted to the PTO. PHS shall submit to Licensee any comments to a proposed response to a PTO office action within four (4) weeks from receipt of such proposed response.

8.	RECORD KEEPING

8.01

Licensee agrees to keep accurate and correct records of Licensed Products made, used, or sold and Licensed Processes practiced under this Agreement appropriate to determine the amount of royalties due PHS. Such records shall be retained for at least five (5) years following a given reporting period. They shall be available during normal business hours at Licensee’s premises for inspection at the expense of PHS by an accountant or other designated auditor selected by PHS for the sole purpose of verifying reports and payments hereunder. The accountant or auditor shall only disclose to PHS information relating to the accuracy of reports and payments made under this Agreement. If an inspection shows an under reporting or underpayment in excess of five percent (5%) for any twelve (12) month period, then Licensee pays the unreported royalties, including any late charges as required by Paragraph 9.07 of this Agreement. All payments required under this Paragraph shall be due within thirty (30) days of the date PHS provides Licensee notice of the payment due.

9.	REPORTS ON PROGRESS, BENCHMARKS, SALES, AND PAYMENTS

9.01	Prior to signing this Agreement, Licensee has provided to PHS a written commercialization plan (“Commercial Development Plan”) under which Licensee intends to bring the subject matter of the Licensed Patent Rights into commercial use. The Commercial Development Plan is hereby incorporated by reference into this Agreement. Based on this plan, performance benchmarks are determined as specified in Appendix E (“Benchmarks”).

9.02	Licensee shall provide written annual reports on its product development progress or efforts to commercialize under the Commercial Development Plan for each of the Licensed Fields of Use within sixty (60) days after December 31 of each calendar year. These progress reports shall include, but not be limited to: progress on research and development, status of applications for regulatory approvals, manufacturing, sublicensing, marketing, and sales during the preceding calendar year, as well as plans for the present calendar year, if reported progress differs from that projected in the Commercial Development Plan and Benchmarks, Licensee shall explain the reasons for such differences. Licensee may propose amendments in any such annual report to the Commercial Development Plan, acceptance of which by PHS may not unreasonably be denied. Licensee agrees to provide any additional data reasonably required by PHS to evaluate Licensee’s performance. Licensee may amend the Benchmarks at any time upon written consent by PHS. PHS shall not unreasonably withhold approval of any request of Licensee to extend the time periods of this schedule if such request is supported by a reasonable showing by Licensee of diligence in its performance under the Commercial Development Plan and toward bringing the Licensed Products to the point of practical application as defined in 37 CFR 404.3(d). Licensee shall amend the Commercial Development Plan and Benchmarks at the request of PHS to address any Licensed Fields of Use not specifically addressed in the plan originally submitted.

9.03	Licensee shall report to PHS the date of the First Commercial Sale in each country in the Licensed Territory within thirty (30) days of such occurrence.

9.04

Licensee shop submit to PHS within sixty (60) days after each calendar half-year ending June 30 and December 31 a royalty report setting forth for the preceding half-year period the amount of the Licensed Products sold or Licensed Processes practiced by or on behalf of Licensee in each country within the Licensed Territory, the Net Sales, and the amount of royalty accordingly due. With each such royalty report, Licensee shall submit payment of the earned royalties due. If no earned royalties are due to PHS for any reporting period, the written report shall so state. The royalty report shall be certified as correct by an authorized officer of Licensee and shall include a detailed listing of all deductions made under Paragraph 2.05 to determine Net Sales made under Article 6 to determine royalties due.

9.05	Licensee agrees to forward semi-annually to PHS a copy of such reports received by Licensee from its sublicensees during the preceding half-year period as shall be pertinent to a royalty accounting to PHS by Licensee for activities under the sublicense.

9.06	Royalties due under Article 6 shall be paid in U.S. dollars. For conversion of foreign currency to U.S. dollars, the conversion rate shall be the rate quoted in The Wall Street Journal on the day that the payment is due. All checks and bank drafts shall be drawn on United States banks and shall be payable to NIH/Patent Licensing at the address shown on the Signature Page below. Any loss of exchange, value, taxes, or other expenses incurred in the transfer or conversion to U.S. dollars shall be paid entirely by Licensee. All royalty payments due under this Agreement shall be mailed to the following address: NIH, P.O. Box 360120, Pittsburgh, Pennsylvania 15251-6120. The royalty report required by paragraph 9.04 of this Agreement shall accompany each such payment and a copy of such report shall also be mailed to PHS at its address for notices indicated on the Signature Page of this Agreement.

9.07	Late charges will be applied to any overdue payments as required by the U.S. Department of Treasury in the Treasury Fiscal Requirements Manual, Section 8025.40. The payment of such late charges shall not prevent PHS from exercising any other rights it may have as a consequence of the lateness of any payment.

9.08	All sublicense agreements submitted to PHS in accordance with article 4.04 of this Agreement and plans and reports required by this Article 9 and marked “confidential” by Licensee shall be treated by PHS as commercial and financial information obtained from a person and as privileged and confidential and, to the extent permitted by law, shall not be subject to disclosure under the Freedom of Information Act, 5 U.S.C. §552.

10.	PERFORMANCE

10.01	Licensee shall use its reasonable best efforts to introduce the Licensed Products into the commercial market or apply the Licensed Processes to commercial use as soon as practicable. “Reasonable best efforts” for the purpose of this provision shall include, but not be limited to, adherence to the Commercial Development Plan and performance of the Benchmarks. The efforts of a sublicensee shall be considered the efforts of Licensee.

10.02	Upon First Commercial Sale, until the expiration of this Agreement, Licensee shall use its reasonable best efforts to keep Licensed Products and Licensed Processes reasonably accessible to the public in the Licensed Territories.

11.	INFRINGEMENT AND PATENT ENFORCEMENT

11.01	PHS and Licensee agree to notify each other promptly of each infringement or possible infringement, as well as any facts which may affect the validity, scope, or enforceability of the Licensed Patent Rights of which either Party becomes aware.

11.02	Pursuant to this Agreement and the provisions of Chapter 29 of Title 35, United States Code, Licensee may a) bring suit in its own name, at its own expense, and on its own behalf for infringement of presumably valid claims in the Licensed Patent Rights; b) in any such suit, enjoin infringement and collect for its use, damages, profits, and awards of whatever nature recoverable for such infringement; and c) settle any claim or suit for infringement of the Licensed Patent Rights–provided, however, that PHS and appropriate Government authorities shall have the first right to take such actions and shall have a continuing right to intervene in such suit. Licensee shall take no action to compel the Government either to initiate or to join in any such suit for patent infringement. Licensee may request the Government to initiate or joining any such suit if necessary to avoid dismissal of the suit. Should the Government be made a party to any such suit, licensee shall reimburse the Government for any costs, expenses, or fees which the Government incurs as a result of such motion or other action, including any and all costs incurred by the Government in opposing any such motion or other action. Upon Licensee’s payment of all costs incurred by the Government as a result of Licensee’s joinder motion or other action, these actions by licensee will not be considered a default in the performance of any material obligation under this Agreement. In all cases, Licensee agrees to keep PHS reasonably apprised of the status and progress of any litigation. Before Licensee commences on infringement action, Licensee shall notify PHS and give careful consideration to the views of PHS and to any potential effects of the litigation on the public health in deciding whether to bring suit.

11.03	In any infringement action commenced under Paragraph 11.02 the expenses including costs, fees, attorney fees, and disbursements, shall be paid by Licensee. Up to fifty percent (50%) of such expenses may be credited against the royalties payable to PHS under Paragraph 6.03 under the Licensed Patent Rights in the country in which such a suit is filed. In the event that fifty percent (50%) of such expenses exceed the amount of royalties payable by Licensee in any calendar year, the expenses in excess may be carried over as a credit on the same basis into succeeding calendar years. A credit against litigation expenses, however, may not reduce the royalties due in any calendar year to less than the minimum annual royalty. Any recovery made by Licensee, through court judgment or settlement, first shall be applied to reimburse PHS for royalties withheld as a credit against litigation expenses and then to reimburse Licensee for its litigation expense. Any remaining recoveries shall be shared equally by Licensee and PHS.

11.04	PHS shell cooperate fully with Licensee in connection with an infringement action initiated under Paragraph 11.07. PHS agrees promptly to provide access to at necessary documents and to render reasonable assistance in response to a request by Licensee.

11.05	In the event that a declaratory judgment action alleging invalidity or non-infringement of any of the Licensed Patent Rights shall be brought against Licensee or raised by way of counterclaim or affirmative defense in an infringement suit brought by Licensee under Paragraph 11.02, pursuant to this Agreement and the provisions of Chapter 29 of Title 35, United States Code or other statutes, Licensee may a) defend the suit to its own name, at its own expense, and on its own behalf for presumably valid claims in the Licensed Patent Rights; b) in any such suit, ultimately to enjoin infringement and to collect for its use, damages, profits, and awards of whatever nature recoverable for such infringement; and c) settle any claim or suit for declaratory judgment involving the Licensed Patent Rights–provided, however, that PHS and appropriate Government authorities shall have the first right to take such actions and shall have a continuing right to intervene in such suit. Licensee shall take no action to compel the Government either to initiate or to join in any such declaratory judgment action. Licensee may request the Government to initiate or joining any such suit if necessary to avoid dismissal of the suit. Should the Government be made a party to any such suit by motion or any other action of Licensee, Licensee shall reimburse the Government for any costs, expenses, or fees which the Government incurs as a result of such motion or other action. Upon Licensee’s payment of all costs incurred by the Government as a result of Licensee’s joinder motion or other action, these actions by Licensee will not be considered a default in the performance of any material obligation under this Agreement. If Licensee elects not to defend against such declaratory judgment action, PHS, at its option, may do so at its own expense. In all cases, Licensee agrees to keep PHS reasonably apprised of the status and progress of any litigation. Before licensee commences an infringement action, licensee shall notify PHS and give careful consideration to the views of PHS and to any potential effects of the litigation on the public health in deciding whether to bring suit.

11.06	If during the terms of this Agreement either party shall become aware of:

(a)	any actual infringement or threatened infringement of the Licensed Patent(s) by a third party; or

(b)	the possible infringement of a third party’s patent rights through the Licensee’s practice of its licensed rights under this Agreement; or

(c)	facts which may affect the validity, scope, or enforceability of the Licensed Patent Rights;

then the party having the knowledge thereof shall forthwith and within 14 (fourteen) days from the tune the party shall become aware of such infringement or claim give notice in writing to the other party.

12.	NEGATION OF WARRANTIES AND INDEMNIFICATION

12.01	PHS offers no warranties other than those specified in Article 1.

12.02	PHS enters this Agreement in good faith, however PHS does not warrant the validity of the Licensed Patent Rights and makes no representations whatsoever with regard to the scope of the Licensed Patent Rights, or that the Licensed Patent Rights may be exploited without infringing other patents or other intellectual property rights of third parties.

12.03	PHS MAKES NO WARRANTIES, EXPRESSED OR IMPLIED, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OF ANY SUBJECT MATTER DEFINED BY THE CLAIMS OF THE LICENSED PATENT RIGHTS.

12.04	PHS does not represent that It will commence legal actions against third parties infringing the Licensed Patent Rights.

12.05	Licensee shall indemnify and hold PHS, its employees, students, fellows, agents, and consultants harmless from and against all liability, demands, damages, expenses, and losses, including but not limited to death, personal injury, illness, or property damage in connection with or arising out of a) the use by or on behalf of Licensee, its sublicensees, directors, employees, or third parties of any Licensed Patent Rights, or b) the design, manufacture, distribution, or use of any Licensed Products. Licensed Processes or materials, or other products or processes developed in connection with or arising out of the Licensed Patent Rights. Licensee agrees to maintain a liability insurance program consistent with sound business practice.

13.	TERM, TERMINATION, AND MODIFICATION OF RIGHTS

13.01	This Agreement is effective when signed by all parties and shall extend to the expiration of the last to expire of the Licensed Patent Rights unless sooner terminated as provided in this Article 13.

13.02	In the event that Licensee is in default in the performance of any material obligations under this Agreement, and if the default has not been remedied within ninety (90) days after the date of notice in writing of such default, PHS may terminate this Agreement by written notice.

13.03	At least thirty (30) days prior to fling a petition in bankruptcy, Licensee must inform PHS in writing of its intention to file the petition in bankruptcy or of a third party’s intention to file an involuntary petition in bankruptcy.

13.04

In the event that Licensee becomes insolvent, files a petition in bankruptcy, has such a petition filed against it, determines to file a petition in bankruptcy, or receives notice of a third party’s intention to file an involuntary petition in bankruptcy, Licensee shall immediately notify PHS in writing. Furthermore, PHS shall have the right to terminate this Agreement by giving Licensee written notice. Termination of this Agreement is effective upon Licensee’s receipt of the written notice.

13.05	Licensee shall have a unilateral right to terminate this Agreement and/or any licenses in any country by giving PHS sixty (60) days’ written notice to that effect.

13.06	PHS shall specifically have the right to terminate or modify, at its option, this Agreement, if PHS determines that the Licensee: 1) is not executing the Commercial Development Plan submitted with its request for a license and the Licensee cannot otherwise demonstrate to PHS’s satisfaction that the Licensee has taken, or can be expected to take within a reasonable time, effective steps to achieve practical application of the Licensed Products or Licensed Processes; 2) has not achieved the Benchmarks as may be modified under Paragraph 9.02; 3) has willfully made a false statement of, or willfully omitted, a material fact in the license application or in any report required by the license agreement; 4) has committed a substantial breach of a covenant or agreement contained in the license; 5) is not keeping Licensed Products or Licensed Processes reasonably available to the public after commercial use commences; 6) cannot reasonably satisfy unmet health and safely needs; or 7) cannot reasonably justify a failure to comply with the domestic production requirement of Paragraph 5.01 unless waived. In making this determination, PHS will take into account the normal course of such commercial development programs conducted with sound and reasonable business practices and judgment and the annual reports submitted by Licensee under Paragraph 9.02. Prior to invoking this right, PHS shall give written notice to Licensee providing Licensee specific notice of, and a ninety (90) day opportunity to respond to, PHS’s concerns as to the previous items 1) to 7). If Licensee fails to alleviate PHS’s concerns as to the previous Items 1) to 7) or fails to initiate corrective action to PHS’s satisfaction, PHS may terminate this Agreement.

13.07	When the public health and safety so require, and after written notice to Licensee providing Licensee a sixty (60) day opportunity to respond. PHS shall have the right to require Licensee to grant sublicenses to responsible applicants, on reasonable terms, in any Licensed Fields of Use under the Licensed Patent Rights, unless Licensee can reasonably demonstrate that the granting of the sublicense would not materially increase the availability to the public of the subject matter of the Licensed Patent Rights. PHS will not require the granting of a sublicense unless the responsible applicant has fast negotiated in good faith with Licensee.

13.08	PHS reserves the right according to 35 U.S.C. §209(f)(4) to terminate or modify this Agreement if it is determined that such action is necessary to meet requirements for public use specified by Federal regulations issued after the date of the license and such requirements are not reasonably satisfied by Licensee.

13.09	Within thirty (30) days of receipt of written notice of PHS’s unilateral decision to modify or terminate this Agreement, Licensee may, consistent with the provisions of 37 CFR. §404.11, appeal the decision by written submission to the Director of NIH or designee. The decision of the NIH Director or designee shall be the final agency decision. Licensee may thereafter exercise any and all administrative or judicial remedies that may be available.

13.10	Within ninety (90) days of termination of this Agreement under this Article 13 or expiration under Paragraph 3.02, a final report shall be submitted by Licensee. Any royalty payments, including those related to patent expense, due to PHS shall become immediately due and payable upon termination or expiration. If terminated under this Article 13, sublicensees may elect to convert their sublicenses to direct licenses with PHS pursuant to Paragraph 4.03.

14.	GENERAL PROVISIONS

14.01	Neither Party may waive or release any of its rights or interests in this Agreement except in writing. The failure of the Government to assert a right hereunder or to insist upon compliance with any term or condition of this Agreement shall not constitute a waiver of that right by the Government or excuse a similar subsequent failure to perform any such term or condition by Licensee.

14.02	This Agreement constitutes the entire agreement between the Parties relating to the subject matter of the Licensed Patent Rights, and all prior negotiations, representations, agreements, and understandings are merged into, extinguished by, and completely expressed by this Agreement.

14.03	The provisions of this Agreement are severable, and in the event that any provision of this Agreement shall be determined to be invalid or unenforceable under any controlling body of law, such determination shall not in any way affect the validity or enforceability of the remaining provisions of this Agreement.

14.04	If either Party desires a modification to this Agreement, the Parties shall, upon reasonable notice of the proposed modification by the Party desiring the change, confer in good faith to determine the desirability of such modification. No modification will be effective until a written amendment is signed by the signatories to this Agreement or their designees.

14.05	The construction, validity, performance, and effect of this Agreement shall be governed by Federal law as applied by the Federal courts in the District of Columbia.

14.06	All notices required or permitted by this Agreement shall be given by prepaid, first class, registered or certified mail properly addressed to the other Party at the address designated on the following Signature Page, or to such other address as may be designated in writing by such other Party, and shall be effective as of the date of the postmark of such notice.

14.07	This Agreement shall not be assigned by Licensee except a) with the prior written consent of PHS, such consent to be reasonably given; or b) as part of a sale or transfer of substantially the entire business of Licensee relating to operations which concern this Agreement or c) to any Affiliate of Hafslund Nycomed AS. Licensee shall notify PHS within ten (10) days of any assignment of this Agreement by Licensee.

14.08	Licensee agrees in its use of any PHS-supplied materials to comply with oil applicable statutes, regulations, and guidelines, including Public Health Service and National Institutes of Health regulations and guidelines. Licensee agrees not to use the materials for research involving human subjects or clinical trials in the United States without complying with 21 CFR Part 50 and 45 CFR Part 46. Licensee agrees not to use the materials for research involving human subjects or clinical trials outside of the United States without notifying PHS, in writing, of such research or trials and complying with the applicable regulations of the appropriate national control authorities. Written notification to PHS of research involving human subjects or clinical trials outside of the United States shall be given no later than sixty (60) days prior to commencement of such research or trials.

14.09	Licensee acknowledges that it is subject to and agrees to abide by the United States laws and regulations (including the Export Administration Act of 1979 and Arms Export Control Act) controlling the export of technical data, computer software, laboratory prototypes, biological material, and other commodities. The transfer of such items may require a license from the cognizant agency of the U.S. Government or written assurances by Licensee that it shall not export such items to certain foreign countries without prior approval of such agency. PHS neither represents that a license is or is not required or that, if required, it shall be issued.

14.10	Licensee agrees to mark the Licensed Products or their packaging sold in the United States with all applicable U.S. patent numbers and similarly to indicate “Patent Pending” status. All Licensed Products manufactured in, shipped to, or sold in other countries shall be marked in such a manner as to preserve PHS patent rights in such countries.

14.11	By entering into this Agreement, PHS does not directly or indirectly endorse any product or service provided, or to be provided, by Licensee whether directly or indirectly related to this Agreement. Licensee shall not state or imply that this Agreement is an endorsement by the Government PHS, any other Government organizational unit, or any Government employee. Additionally, Licensee shall not use the names of NIH, CDC, or PHS or their employees in any advertising, promotional, or sales literature without the prior written consent of PHS.

14.12

The Parties agree to attempt to settle amicably any controversy or claim arising under this Agreement or a breach of this Agreement, except for appeals of modification or termination decisions provided for in Article 13. Licensee agrees first to appeal any such unsettled claims or controversies to the Director of NIH, or designee, whose decision shall be considered the final agency decision. The decision of the Director of NIH will be given within two (2) months after all relevant information has been obtained by the NIH. Thereafter, Licensee may exercise any administrative or judicial remedies that may be available.

14.13	Nothing relating to the grant of a license, nor the grant itself, shall be construed to confer upon any person any immunity from or defenses under the antitrust laws or from a charge of patent misuse, and the acquisition and use of rights pursuant to 37 CFR Part 404 shall not be immunized from the operation of state or Federal law by reason of the source of the grant.

14.14	Paragraphs 4.03, 8.01, 9.06, 9.07, 12.01-12.05, 13.09, 13.10, and 14.12 of this Agreement shall survive termination of this Agreement.

SIGNATURES BEGIN ON NEXT PAGE

PHS PATENT LICENSE AGREEMENT—EXCLUSIVE

SIGNATURE PAGE

FOR PHS:

by:	/s/ Barbara McCarey	2/7/96
Barbara McGarey, J.D. Deputy Director, Office of Technology Transfer National Institutes of Health		Date

Mailing Address for Notices:

Office of Technology Transfer

National Institutes of Health

6011 Executive Blvd., Rm. 325

Rockville, Maryland 20852

FOR Licensee (Upon information and belief, the undersigned expressly certifies or affirms that the contents of any statements of Licensee made or referred to in this document are truthful and accurate.):

Licensee

by:	/s/ Bjorn Fratcard	10/1/96
Signature of Authorized Official		Date

Bjorn Fratcard

Printed Name

President, Nycomed Pharma AS

Title

Mailing Address for Notices:	NYCOMED PHARMA A/S
P.O. Box 88
Langebjerg 1
DK-4000 Roskilde
DENMARK

Att.: Area Director USA & Canada

APPENDIX A—Patent or Patent Application

Patent or Patent Application:

U.S. Patent 5,208,021 (USSN 07/301,376), issued on May 4,1993 and entitled; “Immunotoxins”. Inventors: Virginia Johnson (NINDS), Larry Greenfield, Richard Youle (NINDS) and Walter Laird.

U.S. Patent 5,352,447 (USSN 07/925,417), issued on October 4, 1994 and USSN 08/258,712, filed on June 13, 1994, entitled; “Immunotoxins for Treatment of Intracranial Lesions and as Adjunct to Chemotherapy”. Inventors: Virginia Johnson and Richard Youle (NINDS).

Canadian Patent Application Serial No. 589,789, filed on February 1, 1989 and entitled: “Immunotoxins”. Inventors: Virginia Johnson (NINDS), Richard Youle (NINDS), Larry Greenfield and Walter Laird.

Canadian Patent Application Serial No. 608,247, filed on July 31, 1989 and entitled: “Immunotoxins Based on Inactivated Diphtheria Toxins for Cancer Chemotherapy”. Inventors: Virginia Johnson (NINDS), Richard Youle (NINDS), Larry Greenfield and Walter Laird.

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APPENDIX B—Licensed Fields of Use and Territory

Licensed Territory:

All countries where licensed patent rights subsist.

Licensed Fields of Use:

For therapeutic treatment of all cancers of the central nervous system and/or the head and neck.

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APPENDIX C—Royalties

Royalties:

Licensee agrees to pay to PHS a noncreditable, nonrefundable license issue royalty in the amount of *.

Licensee agrees to pay to PHS a nonrefundable minimum annual royalty in the amount of *.

Licensee agrees to pay PHS earned royalties on Net Sales as follows:

* of net sales of Licensed Products made, used, or sold by Licensee and/or its Sublicensees.

Licensee agrees to pay PHS benchmark royalties as follows:

Upon FDA approval, a benchmark royalty of *. This benchmark royalty shall be credited against earned royalties under paragraph 6.03.

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APPENDIX D—Modifications

No Modifications

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APPENDIX E—Benchmarks

Licensee agrees to the following Benchmarks for its performance under this Agreement and, within ten (10) days of achieving a Benchmark, shall notify PHS that the Benchmark has been achieved.

Production of Clinical Trial Material	by the end of the 3rd quarter of 1995.

Submission of sponsored IND to start Phase II	by the end of the 4th quarter of 1995.

Start Clinical Phase II	by the end of the 4th quarter of 1995.

Submit PLA/ELA based on Phase II data	by the end of the 3rd quarter of 1998.

Start Clinical Phase III	by the end of the 2nd quarter of 1998.

Product Launch (in the case of accelerated review by the FDA based on Phase II)	by the end of the 2nd quarter of 1999.

Product Launch (in case that an approval cannot be based on Phase II data only)	by the end of the 4th quarter of 2001.

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